Exhibit 99.3

TRANSCRIPT

10 – 31 - 2025

Magna International Inc.

Q3 2025 Results

TOTAL PAGES: 24

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Magna International Inc.

Q3 2025 Results – 31OCT25

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International, Inc.; Vice President of Investor Relations

Seetarama Kotagiri

Magna International, Inc.; Chief Executive Officer

Philip Fracassa

Magna International, Inc.; Chief Financial Officer

PARTICIPANTS:

Etienne Ricard

BMO Capital Markets; Analyst

Dan Levy

Barclays; Analyst

James Picariello

BNP Paribas; Analyst

Joseph Spak

UBS; Analyst

Gautam Narayan

RBC Capital Markets; Analyst

Emmanuel Rosner

Wolfe Research; Analyst

Colin Langan

Wells Fargo; Analyst

Mark Delaney

Goldman Sachs; Analyst

Jonathan Goldman

Scotiabank; Analyst

Michael Glen

Raymond James; Analyst

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PRESENTATION:

Operator^ Good morning, ladies and gentlemen. Thank you for standing by. (Operator Instructions) At this time, I would like to welcome everyone to the Magna International Third Quarter 2025 Results Webcast. (Operator Instructions)

I would now like to turn the call over to Louis Tonelli, Vice President of Investor Relations. Please go ahead.

Louis Tonelli^ Thanks, Operator. Hello, everyone. Welcome to our conference call covering our third quarter 2025 results. Joining me today are Swamy Kotagiri and Phil Fracassa, our CFO. Yesterday our Board of Directors met and approved our financial results for the third quarter of 2025 and our updated Outlook.

We issued a press release this morning outlining our results. You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to today's press release for a complete description of our safe harbor disclaimer.

Please also refer to the reminder slides included in our presentation that relate to our commentary today.

With that, I'll pass it over to Swamy.

Seetarama Kotagiri^ Thank you, Louis. Good morning, everyone. I appreciate you joining our call today. Let's get started. I'm pleased to share a few key highlights from our strong third quarter. Our financial performance reflects continued solid execution across the business and meaningful progress on our performance improvement initiatives. Quarterly results exceeded expectations and showed year-over-year improvements. Sales grew 2%. Adjusted EBIT increased 3%, Adjusted EBIT margin expanded by 10 basis points despite a 35 basis point headwind from unrecovered tariffs. Adjusted diluted EPS rose 4% and driven by stronger earnings and a lower share count. Free cash flow improved by nearly $400 million.

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Looking ahead, we are raising our full year Outlook including higher Sales supported by improved light vehicle production and continued launch execution. An increase in the low end and midpoint of our Adjusted EBIT margin range reflecting strong pull-through on higher Sales and benefits from cost savings initiatives. Higher Adjusted Net Income, primarily driven by increased Adjusted EBIT and a lower effective tax rate.

We remain focused on generating robust free cash flow and maintaining a disciplined approach to capital allocation. You can see this in our reduced capital spending outlook, now approximately $1.5 billion or 3.6% of sales, below our prior range and well below our initial outlook of $1.8 billion. With higher earnings and lower capital spend, we have increased our full year free cash flow outlook by $200 million. This positions us to reduce our leverage ratio to below 1.7 by year-end.

We also continue working with customers to mitigate tariff impacts. During the quarter, we reached agreements with additional OEMs for recovery of 2025 net tariff exposures. Negotiations with remaining customers are ongoing, and we expect to substantially complete this by year-end. Our Outlook assumes less than a 10 basis point impact to 2025 Adjusted EBIT margin from tariffs.

Overall, these results reinforce our confidence in the strategy and our ability to deliver sustainable value for shareholders. I would like to take a moment to highlight some recent business awards and technology program launches. First, we were awarded complete vehicle assembly business with a Chinese-based OEM, XPENG. This is a significant milestone, it marks the first time a Chinese automaker has chosen Magna's complete vehicle operations in Austria to serve the European market.

Serial production began this past quarter on two electric vehicle models for this customer. In addition, we launched production in the third quarter on a vehicle program for a second China-based OEM with another program for that customer scheduled to start next year. These wins reinforce Magna's strong position in vehicle manufacturing and demonstrate the value of our flexible state-of-the-art production process, which enable fast-to-market, high-quality vehicles for the European market.

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As we have for decades, we continue to launch innovative technologies that support our customers. This past quarter, we began launching a dedicated hybrid drive with a leading China-based OEM. Our 800-volt solution delivers a winning combination of efficiency, versatility and comfort for consumers. Our driveline portfolio spans all powertrain configurations from ICE and mild hybrids to high-voltage hybrids and full battery electric vehicles. This success underscores the strength of our building block strategy in powertrain. And in advanced safety, our mirror integrated driver and occupant monitoring system is meeting growing global demand for DMS technologies. As you may recall this product earned a 2024 Automotive News PACE Award for its innovation and safety impact. We are launching this system with multiple customers worldwide and volumes are expected to reach several million units annually.

Next, let me cover our improved Outlook. While the current environment makes forecasting more challenging than usual, we remain focused on what we can control and continue to adapt to evolving conditions. Compared to our previous Outlook, we have increased our North American production forecast to 15 million units, up about 300,000 units. Roughly two-thirds of this increase reflects expected outperformance in the second half with the remainder tied to adjustments to first half estimates.

We are holding Europe production relatively unchanged. For China, we have raised our estimate to 31.5 million units. About half of this increase reflects second half outperformance and the other half relates to adjustments to first half estimates. We have also updated our foreign exchange assumptions to reflect recent rates, now expecting a slightly stronger euro, Canadian dollar and Chinese RMB for 2025 compared to our prior Outlook. We have increased our sales estimate range largely as a result of the expected higher light vehicle production, particularly in North America. We also raised the low end and midpoint of our Adjusted EBIT margin range and now expect margins between 5.4% and 5.6%, reflecting our solid Q3 results supported by continued execution in the fourth quarter.

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Looking sequentially, we expect fourth quarter margins to improve from the third quarter, driven primarily by commercial and net tariff recoveries from customers. And as of today we are on track to achieve those. We updated our interest outlook due to some expense booked in the third quarter related to a discrete prior year tax settlement. We lowered our assumptions for taxes to approximately 24% from 25%, mainly due to better utilization of tax attributes and a favorable change in Equity Income.

Factoring all that in, we increased Adjusted Net Income to a range of $1.45 billion to $1.55 billion, largely reflecting increases in Adjusted EBIT and the lower effective tax rate. We are reducing our capital spending outlook to approximately $1.5 billion, reflecting our continued efforts to optimize investment without compromising growth. As a result of higher earnings and lower capital spending, we have raised our Free Cash Flow range by about $200 million to $1.0 billion to $1.2 billion representing more than 70% of Adjusted Net Income at the midpoint.

To summarize, we remain confident in our fourth quarter Outlook supported by strong year-to-date execution and ongoing operational discipline despite industry challenges. We are on track to deliver the full year Outlook we shared in February - a testament to the resilience of our business and the capability of our global team.

Before I turn the call over, I would like to welcome Phil Fracassa, who joined Magna as our new CFO in September. He brings extensive public company CFO, automotive and industrial sector experience as well as a proven track record of driving profitable growth and shareholder value creation through disciplined capital allocation. Phil succeeds Pat McCann, who stepped down from the CFO role and is serving in an advisory capacity until his retirement in February 2026. I would like to thank Pat for his many contributions to Magna over his distinguished 26-year career.

With that, I'll pass the call over to Phil.

Philip Fracassa^ Thanks, Swamy. And good morning, everyone. I'm pleased to be with you today. Magna is a company that I've admired for a long time - for its history of innovation, unmatched capabilities and deep relationships with customers. In my initial time here, I've seen our guiding principles in action and I'm energized by the ownership mentality that our entire team brings to all that we do. We operate in a sector of the economy where the only constant these days is change, but this creates opportunities and Magna is well positioned to capitalize on them. So I'm excited to partner with Swamy and the team as we work to drive durable shareholder value.

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Now on to our results. As Swamy indicated, we delivered a strong third quarter, up year-over-year and ahead of our expectations, almost across the board. Comparing our third quarter to the same period last year, Consolidated Sales were $10.5 billion, up 2%. This compares to a 3% increase in global light vehicle production. Adjusted EBIT was up 3% to $613 million. Our margin was 5.9%, up 10 basis points from last year, and that's despite the continued headwind from tariffs. Adjusted EPS came in at $1.33, up 4% and free cash flow in the quarter was $572 million, up $398 million from last year and well ahead of our expectations.

Now I'll take you through some of the details. Let's start with Sales. Looking at the market, North American, European and Chinese light vehicle production were all higher in the quarter, and overall global production increased 3% compared to the third quarter of last year. On a sales-weighted basis for Magna, light vehicle production increased an estimated 5%. Our third quarter sales were up 2% from last year.

Excluding currency, organic sales were up modestly, but lagged the market in the quarter as we had expected. The increase in our total Sales largely reflects: the launch of new programs, including VW’s Skoda Elroq, the Ford Expedition, Lincoln Navigator and Cadillac Vistiq; the favorable impact of foreign currency translation; and higher global light vehicle production. These were partially offset by: lower production on certain programs, including end of production on the Chevy Malibu; the expected decline in complete vehicle assembly volumes, including end of production on the Jaguar E and I-PACE in Austria; and normal course customer price concessions.

Moving next to EBIT. Third quarter Adjusted EBIT was $613 million, which was up $19 million or 3% from last year. Adjusted EBIT margin was 5.9%, up 10 basis points. In the quarter, our EBIT margin was impacted positively by: 65 basis points from net operational performance improvements - this reflects strong execution on our operational excellence and other cost savings initiatives, partially offset by higher labor and other input costs as well as new facility costs; and 30 basis points related to higher Equity Income, as several of our equity method JVs including China JVs delivered strong performance in the quarter with higher sales and favorable mix, net favorable commercial items and other productivity and cost improvements. These were partially offset by negative 50 basis points from discrete items. This is comprised mainly of lower net favorable commercial items compared to last year and 35 basis points for tariff costs incurred but not yet recover. This is mainly timing as we continue to pursue recovery from our customers, and we remain on track for tariffs to be only a modest headwind to margins for the full year - less than 10 basis points - as we said before. Note that volume and other items were essentially flat in the quarter as earnings on higher Sales and foreign currency gains were substantially offset by the impact of higher compensation expense.

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Looking below the EBIT line, Interest was $11 million higher than last year, due mainly to some discrete interest expense in the quarter for the settlement of a prior year tax audit. Our third quarter adjusted tax rate was 26.5%, lower than last year, primarily due to the favorable year-over-year impact of currency adjustments recognized for U.S. GAAP. This was partially offset by an unfavorable change in our jurisdictional mix of earnings, increases in our reserves for uncertain tax positions and a slight decrease in tax benefits related to R&D.

Net Income was $375 million - $6 million or about 2% higher than last year, mainly reflecting the higher EBIT, partially offset by the higher Interest Expense. Third quarter Adjusted Earnings Per Share was $1.33, up 4% from last year, reflecting the higher Net Income as well as 2% fewer diluted shares outstanding resulting from share buybacks over the past 12 months.

Let's take a brief look at our segment performance for the quarter, which you can see summarized on this slide. Three of our four operating segments posted increased Sales year-over-year with a notable 10% increase in Seating. The exception was Complete Vehicles, which was down 6% - this was largely expected and reflects the end of production of the Jaguar E and I-PACE at the end of 2024. But as Swamy mentioned earlier, we're excited about our recent new business wins with China-based OEMs, which is a new growth market for our complete vehicle business.

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Three of our four segments also posted improved Adjusted EBIT margin year-over-year with notable margin expansion and strong incremental margins in Body Exteriors and Structures. The exception was Power & Vision, where margins were down on a tough comp last year. In the quarter, P&V was impacted by lower sales on a local currency basis, lower net favorable commercial items and higher tariff costs as P&V has relatively more exposure to tariffs than other Magna segments.

These were partially offset by continued productivity and efficiency improvements, higher Equity Income and lower launch costs. Despite being down year-on-year, P&V margins were slightly ahead of our expectations for the quarter, and we have held the low end of our EBIT margin range and our updated outlook for P&V. Our Power & Vision segment has differentiated technologies and a strong market position, and we're confident in the long-term margin outlook for this segment.

Turning to a review of our cash flow. In the third quarter, we generated $787 million in Cash from Operations, before changes in working capital, along with $125 million from favorable working capital movements. Investment activities in the quarter included $267 million for Fixed Assets and a $100 million increase in Investments, Other Assets and Intangibles.

Overall, we generated free cash flow of $572 million in the third quarter, higher than we were forecasting and $398 million better than the same period a year ago. The increase was driven mainly by lower capital spending and favorable working capital performance, and we continue to return capital to shareholders, paying dividends of $136 million in the quarter.

Our balance sheet and capital structure remained strong with low single A investment-grade ratings from the major credit rating agencies. At the end of September, we had $4.7 billion in total liquidity including $1.3 billion of cash on hand, which provides ongoing financial flexibility. During the quarter, we repaid $650 million of near-term maturing senior notes. Our refinancing is now complete, and we have no senior note maturities until 2027. Currently, our adjusted debt-to-EBITDA ratio is at 1.88x, a little better than we anticipated coming into the quarter. We have been executing well on de-levering throughout 2025. And as Swamy said earlier, we expect to end the year below 1.7x.

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And lastly, subject to the approval by the Toronto Stock Exchange, our Board yesterday approved a new normal course issuer bid, or NCIB, authorizing the company to repurchase up to 10% of our public float or around 25 million shares. We expect the NCIB to be effective in early November and remain in effect for a period of one year. Since the initiation of the NCIB approved last year, Magna has repurchased 5.8 million shares or roughly 2% of shares outstanding. This allowed us to return $253 million in cash to shareholders while still reducing leverage and navigating a challenging environment. Our new NCIB reinforces our commitment to share buybacks as a key component of our disciplined capital allocation strategy as we look ahead to 2026.

So in summary, we delivered strong financial performance in the third quarter, which exceeded our expectations and showed both top and bottom line improvements versus last year despite the unfavorable impact of tariffs and commercial items in the quarter. We're benefiting from operational excellence initiatives across the company, and we expect these efforts to drive further margin upside over time. We've also increased our Outlook to reflect our third quarter performance and expectations for a solid finish to the year.

We're planning for higher Sales, supported by an increased and expected light vehicle production, particularly in North America, and that's net of the expected fourth quarter impact of potential supply chain disruption. We've raised the low end and midpoint of our Adjusted EBIT margin range, and we increased our outlook for Adjusted Net Income, largely due to the higher expected EBIT.

We'll continue to focus on free cash flow generation and capital discipline as evidenced by a further reduction in our capital spending outlook. As a result of this and expected higher earnings, we have raised our 2025 free cash flow outlook by about $200 million. And lastly, we continue to mitigate the impact of tariffs. We settled with additional OEMs in the third quarter and we're on track to complete substantially all remaining customer negotiations by year-end.

Let me close where I started and reiterate how thrilled I am to be part of the talented and dedicated Magna team. This past quarter was a testament to the resilience of our business and the effectiveness of our strategy, and we're excited about the opportunities that lie ahead.

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With that, we'd be happy to take your questions. Operator?

QUESTIONS:

Operator^ (Operator Instructions) Your first question comes from the line of Etienne Ricard of BMO Capital Markets.

Etienne Ricard^ Thank you. And good morning. As we think about 2026, can you remind us what improvements to operating margins we should see from efficiency gains and across which segments do you still have lots of potential to expand margins?

Seetarama Kotagiri^ Good morning, Etienne. I think the best way to look at this is a little bit going back into the previous calls, where we talked about margin improvement from '23-'24 we said we were going to do about 115 basis points, which was done. We talked about an additional 75 basis points split between '25 and '26. I can say the '25 we are well on our way and on track. We have good visibility for the 35-40 basis points going into '26. So if you look at the 5.5% Which is the midpoint of the range we are talking about finishing '25 and at the operational improvements of the 35 to 40 basis points it should give you a good foundation of how we are going into '26.

On top of that, there are some programs which we have talked about, which are coming in like launching now into '26 with new economics, compared to what we had from the inflation-impacted timeframe of '23 to '25. So taking all of that in, if you assume volumes to be flattish going from '25 to '26, we see the margins building on top of the exit of the 5.5% in '25. The second part of the question, I think it's a little bit difficult to talk segment by segment. But I can tell you the operational activities are across the company, and that's what is giving us traction, and we are very optimistic about it.

Etienne Ricard^ Okay. I appreciate the details. I also want to cover the lower pace of capital expenditures. So this is good for free cash flow over the near term, but could you please remind us why this is not expected to materially affect growth prospects in future years?

Seetarama Kotagiri^ So Etienne, I think we have always said our long-term average ratio -- CapEx to Sales ratio is, I would say the low to mid 4s. If you have looked at the CapEx spend in the past years going into '22, '23, '24, we had a higher CapEx spend cycle, and that depends very much on the cycle that the OEMs go through in giving out programs, right? And we went through a big cycle of EV releases at that point in time.

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Now with that investment behind us, we have been constantly talking about looking at different -- as part of our continuous improvement in operational activities, looking at efficiencies, looking at consolidations and closing of facilities, looking at optimizing footprint. All of that has given us the opportunity to optimize. But I can very clearly tell you that the team is very focused on not curtailing CapEx at the expense of growth. We are very much focused on organic growth with right profitability.

Operator^ Your next question comes from the line of Dan Levy of Barclays.

Dan Levy^ First, maybe you could just talk through what you've embedded in your guidance and what you're seeing as it relates to some of these production disruptions out in the market between Ford, Novelis, JLR and Nexperia, just what's the impact to you? And what's embedded in the guidance and how you're planning around those.

Seetarama Kotagiri^ Dan, I think the Novelis and the Nexperia situation are still a little bit fluid, but we have taken into account based on the releases that we have and there is visibility. Obviously there is more color as we have conversations with the customers. We have taken all of that in the Q4. But there is a little bit of indirect impact, right, because this situation is impacting OEMs and other suppliers. So if that has an impact on the overall production, obviously that could have an indirect impact. But we have taken to the best of our knowledge, the information that's been provided already in the Outlook that we have given.

Philip Fracassa^ Yes. Dan, if I could maybe just add, this is Phil. So the 15 million unit assumption that we have in for the full year for North America would reflect our estimate of lost production. So if you compare that number to maybe some of the external forecasts, it is a little bit lower, and that's where we would have embedded our assumption.

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Dan Levy^ Okay. And Nexperia, and I know it's a wide range of potential outcomes, but we are a month in and you do have a large electronics business. What's the -- is there any sort of range of outcomes that you might be gauging within the results?

Seetarama Kotagiri^ Yes. I think it impacts largely the Electronics group, but it's not only for the Electronics group. You can imagine there is associated systems in Powertrain and other parts of Magna. We have a task force activity that's obviously very active in looking at the supply chain analysis. There are no dates. We have identified and released alternative parts, obviously in conversation with the customers. We're tracking the EMS suppliers. Wherever possible, purchase through brokers.

So there's a very constant communication with customers and suppliers. I don't know if we can get into every segment by segment, but I can say we have taken the impact to the extent we have seen, again just not from the outside forecasters, but also program-by-program customer discussions.

Dan Levy^ Okay. Got it. Then maybe as a follow-up, if you could just walk through the large implied step-up into margins in the fourth quarter that are within your guide? I mean pretty much all of the segments have a large step-up in margins. Perhaps you could just talk to the underlying strength in those?

Seetarama Kotagiri^ So a couple of points, Dan. I think as we look through, obviously one is the traction of the operational activities that we've been talking about. The second part is we have mentioned the second half of the year being heavy in tariff and commercial recoveries. Obviously it's heavy ended into the fourth quarter. But we have substantially negotiated with the customers. There is some ongoing discussions, but we feel pretty good with the frameworks that are in place, and we believe the roughly 10 basis points impact due to tariff for the year. I think we feel comfortable at this point in time. I would say those are the key points. If you remember last time we talked about, I don't know 35 basis points of the full year EBIT coming in fourth quarter. That was very relevant, and we are trying to give cadence going from Q3 to Q4. It's been a little bit of a stronger Q3. Now if you look at the math of the midpoint of the Sales and the midpoint of the EBIT. I would still say we are in the low 30s as a percent of EBIT for the full year. So all in all, it's on track and looking good.

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Operator^ Your next question comes from the line of James Picariello of BNP Paribas.

James Picariello^ I wanted to first ask about the latest Ford recalls that happened over the last few months, regarding a rear facing -- the rear-facing camera, which I believe is Magna's. And correct me on the number, but it's well north of 1 million vehicles, I think. I'm just curious what -- how that maybe translates or not to future warranty spend for you guys? Yes. That's my first question.

Seetarama Kotagiri^ We'll disclose the warranty expenses in our quarterly and annual reports, as you know. We are working constructively with our customers to reach a resolution. For the more recent announcement, James, I would say the information is still coming through - need a little bit better understanding of the scope of the issue. As you can imagine, there is complexities in the system with various interfaces. We have to assess the overall. It's a little bit early from that standpoint. And as we gain more information, we will definitely be in a better position to come back and give you more granularity.

James Picariello^ Got it. Understood. Then my follow-up, just can you speak to the new nameplates that are at Magna Steyr and what that could translate to in terms of future volumes, run rate production? Then just latest thoughts on capital allocation with respect to share buybacks?

Seetarama Kotagiri^ Yes, James, again. I think one of the key things is the flexibility that we have in our Magna Steyr facility to be able to do multiple propulsion systems or multiple models to the same line. So I don't think you'll see a significant -- given the capability and the way it is set up and the business model that we have working with the customers there -- we don't expect to see an uptick in capital because of those programs in Steyr.

Now with respect to the programs, as I mentioned in my remarks, XPENG, we are doing SKD of two models. And there is another Chinese OEM we are working with, which is due to launch a third model in there. So all in all, we are excited about that. If you remember, we have capacity of roughly 150,000 units, I would say. But if you look averaged out over years -- long period of time I would say we do well with about 100,000 to 120,000 units. Typically, that's what has been average. So we are continuing to work launching these programs, but there is additional discussions ongoing to further optimize the facility there.

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Philip Fracassa^ Yes. And maybe to the point on share buybacks. So obviously share buybacks remain an essential part of our capital allocation strategy at the company. As you know we've kind of paused this year just given all of the uncertainty that was that's been out there. We've shifted and focused instead on de-levering, and that's gone very well. It's actually trending ahead of schedule. We did announce, as you saw the new NCIB, which would allow the company to purchase up to 10% of our shares over the next 12 months. So I think that the leverage coming down quicker than we anticipated, the strong free cash flow, which we expect to continue, I think sets us up really well to lean into buybacks as we're looking ahead to 2026. I think that will continue to factor in.

Operator^ Your next question comes from the line of Joe Spak of UBS.

Joseph Spak^ Just I was wondering if you could help me a little bit here. Like if I track the impact all year long on tariffs and your comment of less than 10 basis points impact for the year. It seems like you're counting on, I don't know at least $40 million, maybe a little bit more recoveries in the fourth quarter. Is that math right? I know you said that was one of the drivers of the margin inflection in the fourth quarter. I just want to make sure we're properly calibrated there. Then I know you said you're making progress on negotiations, but is there any risk, do you think to receiving them given some of the distractions at the customers?

Seetarama Kotagiri^ I think if you look at the overall in our last calls, we mentioned roughly an annualized impact of about $200 million. But as you know the tariff situation started, Louis, I would say April, March, April timeframe. So you can take the $200 million annualized and get the number for the year. I think in the fourth quarter, there's more than $40 million, I would say. But there is frameworks in place, Joe, which gives me the comfort to say we are working through.

The framework is there discussions have been collaborative, which gives me comfort. Is there a risk? Obviously there could be just as you know in this industry. But looking at the past history, looking at the status of where we are today I feel comfortable. And as we talk about 10 basis points, right, which is roughly in the $30 million range that we believe would be the tariff impact for 2025 that's unrecovered or unmitigated

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Joseph Spak^ That's helpful. Then I know you're going to be pretty limited today in sort of talking about next year. But just again so we think about this now it does seem right, like maybe you have this positive in the fourth quarter, you're fairly neutral for the year. So if we think about maybe for '26 is -- are things -- are recoveries and headwinds sort of better aligned, so the margin variation quarter-to-quarter related to this should be much reduced so we don't have this like big one half-two half inflection like you did in '25. Is that a good baseline to think about for next year, that it's a little bit more balanced.

Seetarama Kotagiri^ I think definitely the focus, Joe. But tariffs was a new thing this year, as you know and we had to come up with the framework. I would say there is good groundwork and framework in place. This being the first year and as we are coming towards the end, that should help going into 2026, if we have to deal with it. I think there is still going to be some amount of cadence topics going from one quarter to the other, just based on continuous improvements, the programs finishing and the new programs coming and so on and so forth. But we are in the process of the business planning now. I think by the time we come to February, we'll get a much better picture to at least give you somewhat of a sense of if there is more lumpiness or is it getting back to normalcy.

Operator^ Your next question comes from the line of Tom Narayan of RBC Capital Markets.

Gautam Narayan^ Best wishes to Pat. My first question is on the Seating margins just guided for Q4. I know a lot of the segments are seeing this, but it's especially magnified in Seating, it seems. I know this segment was -- we had some challenges in the past due to just some program-specific things. Just curious if you could help us understand how much of the sequential improvement is coming from the tariff and commercial recoveries? Then how much is just underlying kind of business improvement? I know you also called out engineering coming down. I'm not sure if that impacts Q4 as well. But just curious on your thoughts on Seating in Q4 and how we should think about that going forward.

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Philip Fracassa^ Yes. Maybe I'll start Tom. So on Seating, obviously a really strong third quarter with revenue up and good margin performance. But to your question, the margin improvement Q3 to Q4, the big contributors would be recoveries for tariffs because Seating does have pretty large tariff exposure. So there are the recoveries we've got to get. But there's also continued operational excellence initiatives there, too. But if we had to point to the primary drivers of the margin because we do expect the implied guidance would say volumes would be down a little bit year-on-year and even down a little bit sequentially. So we've got the volume headwind in there, too, but overcoming it with the recoveries, commercial, tariffs, and also continued focus on operational excellence

Louis Tonelli^ And there's a little bit of engineering that's come down. It should be a bit of a tailwind for us.

Seetarama Kotagiri^ That's for the fourth quarter in general. I think Tom, just maybe stepping back, I want to say Seating is a good business. In our past couple of years, there was pressure on margins due to program-specific issues like end of production of Ford Edge, there was a cancellation of BEV Explorer and Chevy Equinox moved from Ontario. And as you mentioned rightly, I've been talking about a European OEM program in North America which had issues, and that's going to be behind us. The newer version with the right, call it, financial metrics, launches in '26 into '27, and you'll see that additional impact going forward in '27. So I would say structurally, it's a really good business. It's got a strong position in China with China-based OEMs. So all in all, the team has done -- the Seating team has done a great job taking costs out as part of the operational excellence. So I think we'll continue to see the margin improve going forward.

Gautam Narayan^ Great. My follow-up has to do with the Steyr and the Chinese OEM wins. Does this create like a flywheel to sell other Magna products from other segments? Then just curious if there were any kind of frictions from your European OEM customers, legacy ones, given the encroachment of Chinese OEMs into Europe is a very hot topic. I know some of the OEMs there are kind of concerned about it.

Seetarama Kotagiri^ I think Tom, we would like to look at each of the business that needs to stand on itself, right? Obviously if there are opportunities for other parts, other systems of Magna to be there, yes, but we are not going to make one dependent on the other, right? So it's standing on its own merit, that's how we're going to look at it. Obviously there could be opportunities, but we have to look at it. To be honest, no, we have not seen any discussions with other OEMs. This is part of a business for Magna, and we have worked with various OEMs in the past, right, as you know. Then we are following the same business model, same principles. So we have not heard anything. We are very close to the customers as you know.

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Operator^ Your next question comes from the line of Emmanuel Rosner of Wolfe Research.

Emmanuel Rosner^ So I appreciate your early thoughts on some of the operational performance that could continue into 2026. Another angle I was hoping to get an update on is you've in the past pointed to a large amount of new business that would launch and ramp up into 2026, boosting revenue pretty materially and obviously coming with some operating leverage and helping margins further into next year. So can you maybe talk to us about how those launches are progressing, whether the magnitude of the revenue uptick into next year from those is still broadly similar to what you mentioned in the past? And any other consideration on that launches and revenue uptake, please?

Seetarama Kotagiri^ I think for 2025 going into '26, when we talked about launches, we talked about it in the context of new economics, right? The terms of setting labor back -- labor rates and labor discussions -- at the start of production, not when we won the program as an example, and so on. We have specifically always talked about making progress based on returns. If you just look at all of those, that was the step up, I would say or inflection in the profitability going with these new programs. As far as the launches and the cadence goes, looking at our team, they're doing very good. We look at it very periodically, right, at high amount of detail. I can say there is nothing that stands out today. All the launches are moving pretty good.

Louis Tonelli^ Yes. We got to look at what the volumes are going to be on all the programs. It's something we're going to go through as part of our business planning process, what are the revised volume expectations for all the key programs. What does that do to our sales growth, etcetera. So that's still part of our plan process that's coming.

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Seetarama Kotagiri^ Yes. I think we can say we're doing a good job of controlling the controllables in our hand, but the externalities of volumes and so on, we still are going to go through and understand better in the business plan process.

Philip Fracassa^ Yes. So more to come in February on that.

Emmanuel Rosner^ Now looking forward to it, just a quick follow-up on this and then I wanted to ask you also about the fourth quarter drivers. But just a quick follow-up on this top line thing. Are we still talking about launches of decent (inaudible). I understand the volume themselves would fluctuate. But we're not -- are you experiencing cancellations or major pushouts or anything like this?

Seetarama Kotagiri^ I wouldn't say Emmanuel, anything of significance. We already talked in the past about the big EV programs that everybody knows about. Other than that, we haven't seen anything substantial beyond.

Emmanuel Rosner^ Okay. Then I guess my second question was, so when -- you've spoken earlier in the year about this big step-up in margin between the first half and the second half, which you're reiterating today. I mean some of this was commercial recoveries. There were some engineering recoveries. There were some tariff recovery in there. All that stuff seems to be on track. I think there was also a piece of the uptick that was supposed to be tied to warranty costs. Is that still also on track and helping towards the fourth quarter?

Seetarama Kotagiri^ Yes. In terms of looking at my comments from the last time to where we are, you are right, we need to keep our focus on obviously executing operationally. Yes, you mentioned commercial and tariff that is still continuing, as I mentioned in my remarks. Nothing specific about warranty, I think if you're talking about there was one topic on Seating in the first quarter. I would say we are in a good place with respect to that. Nothing -- no surprise there.

Philip Fracassa^ Yes. I mean yes, I would agree. I think when you think of the fourth quarter, you've got -- it's really continued execution on the operational excellence initiatives is in there, the recoveries, commercial tariffs. I would say there's nothing material related to warranty baked into the fourth quarter, if you will. It's really mainly volumes holding up executing well and then continuing to focus on cost controls.

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Seetarama Kotagiri^ And just maybe year-over-year, the warranty in '25 has been higher. So the outlook that we are talking about in performance is despite that increase in warranty.

Operator^ Your next question comes from the line of Colin Langan of Wells Fargo.

Colin Langan^ Early, you mentioned sort of you have the 5.5% base for 2025, you have about 35 to 40 basis points of continued sort of performance help that gets you to like 5.9%. Then I think you mentioned some of the launches are coming in at more profits and maybe you could go a bit higher. I believe the last update, I think from Q4 was 6.5 to 7.2 it seems still like a big jump for you kind of walking. Is that just kind of stale at this point? Or should we still think of that as a relevant target as we think about '26?

Seetarama Kotagiri^ I think let us finish the business plan process. I think as you know one of the big variables is going to be volumes in the market, right? When I talk to you about the 35 to 40 basis points, obviously that's again controlling what we have in our hands in terms of operations and executing. We feel pretty good about that. Some of it will obviously depend on the volumes. Given all the activities that we have done in setting up the right cost structure and we -- it's a journey. We're not stopping there. We'll continue to look at it with the discipline we have had in capital. We see a good path going into '26. And as volumes come, you'll see, obviously the flow through to the bottom line to be much better.

Louis Tonelli^ Yes. To Swamy point, if you look at where we said we thought North American volumes would be in February for '26, it was like 15.4m. Where as it's today it's 14.7m. So maybe by the time we get there, it's higher than that. But I mean that delta has to be is going to have an impact.

Colin Langan^ Got it. Then any update on how the ADAS business is performing? Because if I look at Power & Vision Sales seem actually fairly flat. I thought there was supposed to be some ADAS growth driving there. Is that still up? And if it is, what is offsetting some of that weakness in there?

Seetarama Kotagiri^ As we go through there, that segment has a lot of dynamic factors. As you can imagine, powertrain, EVs and hybrids and ICE mix and program changes. From an ADAS perspective, Colin, I would say there is some, again industry dynamics there: the OEMs are continuing to still evaluate the architecture; some decisions have been pushed out; from a China strategy, in terms of looking at chips and their own perception strategy; and the Western OEMs continue to take a path. So we've been a little bit cautious. I would say the growth that we would have assumed maybe 3 or 4 years ago to what we are looking is a little bit dampened. The only reason is that we want to be cautious how many platforms we want to work, right? We have to be focused on picking a platform so that we can engineer once and deploy multiple times. So there is a little bit of more work to do on the ADAS side, again based on the industry and OEMs and architectures and trends.

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Operator^ Your next question comes from the line of Mark Delaney of Goldman Sachs.

Mark Delaney^ I'd like to thank Pat for all his help and wish him the best going forward. And Phil, looking forward to working with you going forward. I have a question on the Complete Vehicles business. And Swamy, you mentioned earlier in the call that 100,000 to 120,000 is a more comfortable level to be operating? I do want to clarify with the award and momentum you've been seeing in that business with some of the Chinese-based OEM programs, do you already have line of sight into volumes, getting the Complete Vehicle business to that kind of level in Austria? Or do you need to win additional business to get there?

And the second part of the question, if you get to those sort of volumes, what should we think about in terms of more normalized EBIT margin within the Complete Vehicle business? Because you think of time in the past, it was kind of 3%, 4% and I'm wondering if it can get back to at least those sort of levels, if not maybe even higher as you ramp some of this new business.

Seetarama Kotagiri^ Mark, I think a couple of points to mention. The 100,000 to 120,000 I mentioned was more a context of what the business has run typically in the past, right? We've been talking over the last 1.5 years where we restructured the team has done a great job restructuring to the current volumes and the current visibility. So even with the lower volumes running there, they've been able to maintain the margin. So that's one thing to note.

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The second one, as you know, this business or this segment runs on a different business model. It's a little bit on capacity utilization. So the risk exposure is a little different or lower. When you talk about margins, as you know besides complete vehicle assembly, in that segment, we also have engineering revenue, right? Which has a little bit of ups and downs depending upon the seasonality. So that changes the EBIT percentage, depending on how much of what mix, right?

We feel pretty comfortable that we have the right cost structure or we have optimized. We are not keeping the cost structure hoping new business will come. We continue to look for the right opportunities there and the engineering continues, it's a good strength of ours, and we'll look at it. So I feel to expect somewhere in the mid-2s to 3% range will be normal.

Mark Delaney^ Okay. That's helpful on the margin. I guess just in terms of the volumes, maybe it's not quite at those sorts of volumes as it was historically, but the business has operated to be profitable at lower levels. Is that the right understanding?

Seetarama Kotagiri^ Exactly.

Mark Delaney^ Okay. Then the other point -- the other question I had was also on the complete vehicle business. With some of the AV upfitting work that Magna is doing. I wanted to talk, is that reported within Complete Vehicles or another part of the business? I realize that the volume of AVs are still small, but I imagine that might be an opportunity for system some engineering collaboration and just want to understand how impactful some of the AV announcements where that Magna's doing AV upfitting? Just kind of how big that might be for your business today?

Seetarama Kotagiri^ Yes, Mark, you're right. The operating of the full autonomous vehicles is in this segment. It's an interesting one, but continue to look at it, look at the business model and work with them. We are very -- we are at the table is the best way to put it, and we have an advantage of being at the table. But we're also looking at the value that we can bring and we do, I think from an engineering perspective and the expertise of integrating vehicles. So there is a possible opportunity there, but too early to quantify.

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Operator^ The next question comes from the line of Jonathan Goldman of Scotiabank.

Jonathan Goldman^ Maybe we can circle back to 2026, and I respect you're still in the planning stages. But Swamy, you alluded to maybe flat next year in terms of volumes and rather than put a fine point on any number, what's your expectation in terms of production being aligned with sales?

Seetarama Kotagiri^ Good question, Jonathan. I think you're asking me to look at the crystal ball a little bit. I think our assumption has been always to look at bottom-up what we get from our customers, the releases and our own information that's available at Magna and then triangulate with the external forecasters, right. If the tariffs and the price continues the way it is versus being passed on to the consumers. There might be a pressure on the sales side of things, don't know. That is something we have to see. At this point in time and this is just me personally looking at it, and we are looking -- it could be flattish. But like Louis mentioned a few minutes ago, in the next few months, we'll get a little bit more visibility on that.

Louis Tonelli^ And I mean inventory levels in North America in particular, are pretty healthy levels. (inaudible) reason to believe that they're going to bring those numbers -- that they're going to work off inventory whether that’s an issue, whether they decide to build more than they sell that's our -- yes, it's really up to the OEM as we can't like determine.

Jonathan Goldman^ Yes. That's a fair comment. I guess my second question then is on CapEx, thinking about it maybe going forward. I think you've cut CapEx guidance four times in a row, that’s pretty impressive. I think this year, you're going to be at the mid-3s. Should that be the appropriate rate going forward if we're thinking about modeling CapEx in '26 and beyond?

Seetarama Kotagiri^ No, Jonathan. Like I said, I would look at the four to 4.5 or low 4s to mid 4s being the long-term average. That's kind of how we look at business. Like I said, it's important for us, the organic growth, free cash flow as a good balance. Given we had two or three years of high CapEx, we have been super focused on looking at everything -- which programs and how -- there is enough uncertainty in the market, too. So that discipline will stay on. But I think the best way to look at it is over a longer period of time do we average the four to 4.5. But with that said, going into '26, I would look at the low 4s as a good way to start, which doesn't mean we are not going to stop further optimizing it, but I would say that's a good starting point.

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Operator^ Your next question comes from the line of Michael Glen of Raymond James.

Michael Glen^ Swamy, can you provide an update in terms of how your customers are viewing the cross-border supply chains in North America right now? Is the approach to auto parts moving to the U.S. to become more U.S.-centric, something you're hearing more about? And how Magna is positioned in the U.S. right now from a capacity perspective?

Seetarama Kotagiri^ Michael, I think the customers are, I would say taking a very calm approach of figuring out, as you know our industry is a long cycle. What we are producing today has been decided three or four years ago. I think the big topic has been how to mitigate what we have in our control, like increasing the USMCA content, looking at the supply base, looking at vertical integration and so on and so forth. That's where the focus is.

I haven't seen any substantive changes that will impact right away. But are they looking at scenarios 2 or 3 years down the road as they contemplate new models and new vehicles? Yes. The good thing is, as Magna, we have a footprint in U.S. and we'll look at how we can optimize working with the customers. So -- but this is a long-term thinking process rather than a reaction to what's happening now and today.

Michael Glen^ Okay. And just a follow-up on that. Are you able to give some thoughts into the pluses and minus to Magna redomiciling to the U.S.

Seetarama Kotagiri^ That's not on the table and we have not considered it. Magna is a Canadian company, has been headquartered there. We are a global company. We have a great footprint and a great employee base. Like I said, our focus is right now on grinding through and being as flexible as possible.

So thanks, everyone, for listening in today. We continue to execute, and we remain focused on the initiatives that are driving value for our customers and shareholders including operational excellence is a big focus, new launches, capital discipline and free cash flow generation. We plan to both get back within our target leverage ratio and are committed to our capital allocation strategy including share buybacks. We remain highly confident in Magna's future. Thank you for listening. And have a great day.

Operator^ Ladies and gentlemen, this concludes today's call. We thank you for participating. You may now disconnect.

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